UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*



                             OCEAN SHORE HOLDING CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67501R103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    67501R103
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (entities only):

                Tyndall Capital Partners, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]                  (b)  [ ]
--------------------------------------------------------------------------------

3.      SEC Use Only
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4.      Citizenship or Place of Organization:   Delaware
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  Number of Shares Beneficially Owned
    by Each Reporting Person With:       5.  Sole Voting Power          303,800*
                                             -----------------------------------
                                         6.  Shared Voting Power              0
                                             -----------------------------------
                                         7.  Sole Dispositive Power     303,800*
                                             -----------------------------------
                                         8.  Shared Dispositive Power         0
                                             -----------------------------------
--------------------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:   303,800*
--------------------------------------------------------------------------------

10.     Check if  the Aggregate Amount  in Row (9)  Excludes Certain Shares (See
        Instructions):    N/A
--------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9):   4.2%*
--------------------------------------------------------------------------------

12.     Type of Reporting Person (See Instructions):   PN
--------------------------------------------------------------------------------
*Based on the information set forth in the Form 8-K of Ocean Shore Holding Co. (the "Company") as filed with the Securities and Exchange Commission on December 21, 2009, there are approximately 7,308,118 shares of the Company's common stock, par value $0.01 per share (the "Shares"), currently issued and outstanding. As of December 31, 2009, 206,600 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 97,200 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

CUSIP NO.    67501R103
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (entities only):

                Jeffrey S. Halis

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]                  (b)  [ ]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

  Number of Shares Beneficially Owned
    by Each Reporting Person With:       5.  Sole Voting Power           70,944*
                                             -----------------------------------
                                         6.  Shared Voting Power              0
                                             -----------------------------------
                                         7.  Sole Dispositive Power      70,944*
                                             -----------------------------------
                                         8.  Shared Dispositive Power         0
                                             -----------------------------------
--------------------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:    70,944*
--------------------------------------------------------------------------------

10.     Check if  the Aggregate Amount  in Row (9)  Excludes Certain Shares (See
        Instructions):    N/A
--------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9):   1.0%*
--------------------------------------------------------------------------------

12.     Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

*Based on the information set forth in the Form 8-K of Ocean Shore Holding Co. (the "Company") as filed with the Securities and Exchange Commission on December 21, 2009, there are approximately 7,308,118 shares of the Company's common stock, par value $0.01 per share (the "Shares"), currently issued and outstanding. As of December 31, 2009, Jeffrey S. Halis individually owns 70,944 Shares.

Item 1(a)  Name Of Issuer:   Ocean Shore Holding Co.

Item 1(b)  Address  of  Issuer's  Principal  Executive Offices:
           1001 Asbury Avenue
           Ocean City, New Jersey 08226


Item 2(a)  Name of Person Filing:
           Tyndall Capital Partners, L.P.
           Jeffrey S. Halis

Item 2(b)  Address of Principal Business  Office  or,  if  none, Residence:
           599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c)  Citizenship:
           Tyndall Capital Partners, L.P.:  Delaware
           Jeffrey S. Halis:  United States

Item 2(d)  Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)  CUSIP No.:  67501R103


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership.

         (a)    Amount beneficially owned (as of December 31, 2009):

                Tyndall Capital Partners, L.P.:                         303,800*
                Jeffrey S. Halis:                                        70,944*

         (b)    Percent of Class (as of December 31, 2009):

                Tyndall Capital Partners, L.P.:                            4.2%*
                Jeffrey S. Halis:                                          1.0%*

         (c)    Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote:

                     Tyndall Capital Partners, L.P.:                    303,800*
                     Jeffrey S. Halis:                                   70,944*

                (ii)  Shared power to vote or to direct the vote:             0


                (iii)  Sole power to dispose or to direct the
                       disposition of:

                      Tyndall Capital Partners, L.P.:                   303,800*
                      Jeffrey S. Halis:                                  70,944*

                (iv)  Shared power to dispose or to direct the
                      disposition of:                                         0


*Based on the information set forth in the Form 8-K of Ocean Shore Holding Co. (the "Company") as filed with the Securities and Exchange Commission on December 21, 2009, there are approximately 7,308,118 shares of the Company's common stock, par value $0.01 per share (the "Shares"), currently issued and outstanding. As of December 31, 2009, 206,600 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 97,200 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional. As of December 31, 2009, Mr. Halis individually owns 70,944 Shares.



Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

          By signing below I certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                               Dated: February 16, 2010


                                               TYNDALL CAPITAL PARTNERS, L.P.

                                               By: JEFFREY MANAGEMENT, LLC,
                                                   its general partner


                                               By: /s/ Jeffrey S. Halis
                                                  ------------------------------
                                                       Jeffrey S. Halis, Manager


                                               By: /s/ Jeffrey S. Halis
                                                  ------------------------------
                                                       Jeffrey S. Halis, in his
                                                       individual capacity



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                     Exhibit 1.1


                             Joint Filing Agreement


          The undersigned agree that this Schedule 13G relating to the shares of common stock of Ocean Shore Holding Co. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


                                               Dated: February 16, 2010


                                               TYNDALL CAPITAL PARTNERS, L.P.

                                               By: JEFFREY MANAGEMENT, LLC,
                                                   its general partner


                                               By: /s/ Jeffrey S. Halis
                                                  ------------------------------
                                                       Jeffrey S. Halis, Manager


                                               By: /s/ Jeffrey S. Halis
                                                  ------------------------------
                                                       Jeffrey S. Halis, in his
                                                       individual capacity